 EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at March 31,	As at December 31,
	2011	2010
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$121,777	$101,298
Term deposits with banks	1,038	1,411
Accounts receivables	3,869	3,919
Receivables from sales representatives	8,939	8,248
Inventories	426	435
Prepaid expenses and other current assets	26,191	20,269
	162,240	135,580
Non-current assets
Property and equipment	77,177	76,514
Intangible assets	10,161	10,449
Long term investment	100	100
Deferred income tax assets	509	504
Other non-current assets	3,275	2,556
	91,222	90,123
Total assets	$253,462	$225,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,865	$9,600
Deferred income and customer prepayments	113,730	90,617
Accrued liabilities	12,755	14,269
Income tax liabilities	646	650
	134,996	115,136
Non-current liabilities
Deferred income and customer prepayments	10,264	6,710
Deferred income tax liabilities	1,371	1,397
	11,635	8,107
Total liabilities	146,631	123,243

Equity attributable to Company’s shareholders
Common shares	517	516
Treasury shares	(150,089)	(150,089)
Other reserves	147,461	146,691
Retained earnings	100,713	97,177
Total Company shareholders’ equity	98,602	94,295
Non-controlling interests	8,229	8,165
Total equity	$106,831	$102,460
Total liabilities and equity	$253,462	$225,703

  EXHIBIT 2
GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)
Revenue
Online and other media services (Note 1)	$31,982	$29,921
Exhibitions	4,381	4,505
Miscellaneous	1,173	1,111
	37,536	35,537
Operating Expenses:
Sales (Note 2)	14,439	12,960
Event production	1,052	1,184
Community and content (Note 2)	7,022	7,317
General and administrative (Note 2)	8,243	7,336
Information and technology (Note 2)	3,173	2,849
Total Operating Expenses	33,929	31,646
Profit from Operations	3,607	3,891
Interest income	48	259
Profit before income taxes	3,655	4,150
Income tax expense	(55)	(104)
Net profit	$3,600	$4,046
Net profit attributable to non-controlling interests	(64)	(351)
Net profit attributable to the Company’s shareholders	$3,536	$3,695
Basic net profit per share attributable to the Company’s shareholders	$0.10	$0.08
Shares used in basic net profit per share calculations	33,704,140	44,647,907
Diluted net profit per share attributable to the Company’s shareholders	$0.10	$0.08
Shares used in diluted net profit per share calculations	35,349,989	46,135,941

Note:  1.    Online and other media services consists of:

	Three months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)

Online services	$27,239	$23,230
Print Services	4,743	6,691
	$31,982	$29,921

Note: 2.    Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended March 31,
	2011	2010
	(Unaudited)	(Unaudited)

Sales	$118	$(39)
Community and content	27	47
General and administrative	146	282
Information and technology	79	76
	$370	$366